Exhibit 99.1

NEWS RELEASE

 YAMANA GOLD REPORTS SECOND QUARTER 2009 RESULTS - CASH FLOW INCREASES 51%, OPERATING MARGIN INCREASES 18%

-Record quarterly production increasing seven percent at declining and industry low cash costs -

TORONTO, ONTARIO, August 4, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the second quarter ended June 30, 2009.  All dollar amounts are expressed in United States dollars unless otherwise specified.

SECOND QUARTER HIGHLIGHTS

Financial and Operating Highlights

Highlights for the three- and six-month periods ended June 30, 2009 include:

•	Revenues of $269.8 million and $514.0 million, respectively;
•	Mine operating earnings of $94.9 million and $169.8 million, respectively;
•	Adjusted earnings of $95.8 million or $0.13 per share and $160.1 million or $0.22 per share, respectively;
•	Net earnings of $9.6 million or $0.01 per share and $95.6 million or $0.13 per share, respectively;

Thousands of Dollars	Three months ended June 30, 2009	Six months ended June 30, 2009
Net Earnings	$9,639	$95,632
Stock based compensation	4,471	5,182
Foreign exchange loss (gain)	28,541	(50,260)
Unrealized loss (gain) on derivatives	34,117	81,840
Future income tax expense (recovery) on foreign currency translation of inter corporate debt	31,779	35,088
Adjusted earnings before income tax effect	108,547	167,482
Income tax effect of adjustments	(12,735)	(7,413)
Adjusted Earnings	$95,812	$160,069

•
Cash flow from operations before changes in non-cash working capital items of $117.9 million or $0.16 per share, representing a 51 percent increase from the first quarter of 2009, and $196.0 million or $0.27 per share, respectively;

•	Total production from all mines of 289,574 gold equivalent ounces (GEO) and 561,056 GEO, respectively;
•	By product cash costs of $213 per GEO and $318 per GEO, respectively;
•
Average co-product cash costs (excluding non-core mines under sale) of $352 per GEO and $351 per GEO, respectively. Co-product cash costs per pound of copper of $0.91 per pound and $0.92 per pound, respectively.

Development, Exploration and Corporate Highlights

Highlights for the three-month period ended June 30, 2009 include:

•	Delivered an update to Pilar’s resource estimate demonstrating an approximate 50 percent increase in both resource and grade;
•	Announced sale of certain non-core mines, São Francisco, São Vicente and San Andrés, for more than $240 million;
•	Completed Jacobina expansion to 6,500 tonnes per day;
•	On track for 20 million tonne per day expansion at Chapada for completion in the third quarter of 2009;
•	Announced positive exploration results at Mercedes, Pilar and Minera Florida.

Highlights subsequent to the quarter include:
•	Declared commercial production at Gualcamayo effective July 1, 2009;
•
Made construction decisions for the development of the C1 Santa Luz project in Brazil, the Mercedes project in Mexico and the tailings reprocessing project at Minera Florida, for start-up in 2012, representing an initial annualized production increase of 290,000 GEO in 2012 at forecast cash costs of approximately $360 per GEO;

•	Increased 2009 exploration budget to $66 million;
•	Acquired extensive exploration concession, Caiamar, located in Brazil.

“Our core mines achieved record quarterly production and are expected to continue to perform in the second half of 2009. During the second quarter, we continued to show strong operating margins and cash flow due to our industry low cash costs,” said Yamana’s chairman and chief executive officer, Peter Marrone. “Supplementing our steady state operations at our core mines is a robust portfolio of low-cost, advanced development projects which distinguishes Yamana as one of the most attractive growth companies in the industry.”

FINANCIAL AND OPERATING SUMMARY
Revenues for the three-month period ended June 30, 2009 were $269.8 million and for the six-month period ended were $514.0 million. Approximately 15,000 GEO were produced but not sold during the second quarter due to timing and will be sold during the third quarter. Revenue from non-precious metals represented less than 26 percent of total revenue in the second quarter, and is expected to continue to decline as precious metals production increases for the balance of 2009 and thereafter.

Mine operating earnings for the three-month period ended June 30, 2009 were $94.9 million and for the six-month period ended were $169.8 million.

Adjusted earnings for the three-month period ended June 30, 2009 were $95.8 million, or $0.13 per share.  Adjusted earnings for the six-month period ended June 30, 2009 were $160.1 million, or $0.22 per share. Net earnings for the three-month period ended June 30, 2009 were $9.6 million, or $0.01 per share, and for the six-month period ended were $95.6 million, or $0.13 per share.

Cash flow from operations for the three-month period ended June 30, 2009 was $117.9 million or $0.16 per share before changes in non-cash working capital items, representing a 51 percent increase from the first quarter of 2009.  Cash flow from operations for the six-month period ended June 30, 2009 was $196.0 million or $0.27 per share.

Total production for the three-month period ended June 30, 2009 was 289,574 GEO, up seven percent from 271,482 GEO in the first quarter of 2009. Total production for the six-month period ended was 561,056 GEO, representing a 14 percent increase from the comparative six-month period last year. Total commercial production for the three-month period ended was 256,763 GEO and for the six-month period ended was 496,622 GEO.

Average co-product cash costs for the three-month period ended June 30, 2009 (excluding non-core mines under sale) were $352 per GEO and for the six-month period ended were $351 per GEO. Average co-product cash costs for all mines for the three-month period ended June 30, 2009 were $387 per GEO and for the six-month period were $385 per GEO. By-product cash costs for the three-month period ended June 30, 2009 were $213 per GEO and for the six-month period were $318 per GEO.

“The second quarter reflects our continued focus on operating and financial performance,” said Chuck Main, Yamana’s senior vice president finance and chief financial officer.  “Production increases at four key mines contributed to increased revenue of 10 percent and increased mine operating earnings of 27 percent compared to the first quarter. Despite lower metal prices from the comparable period last year which impacted revenue, our cash flow and operating margins increased. With by-product cash costs of $213 per GEO, we remain one of the lower cost gold producers, if not the lowest cost gold producer, in the industry.”

Chapada, Brazil
Chapada continued to demonstrate quarter over quarter improvements. Production at Chapada increased during the second quarter of 2009 to more than 40,500 ounces of gold, representing an increase of more than five percent from the first quarter. Cash costs for the second quarter were $260 per ounce, down six percent from the first quarter of 2009 and 25 percent from the second quarter of 2008. Yamana continued with the planned expansion to 20 million tonnes per year with completion expected in the third quarter of 2009.

El Peñón, Chile
Total production at El Peñón increased to more than 92,000 GEO for the second quarter of 2009, up about 10 percent from approximately 84,000 GEO for the first quarter of 2009. Due to the nature of the ore body at El Peñón, the grade is subject to short-term variation.  Yamana has undertaken a plan to improve grade control and dilution, increase capacity and develop newer higher-grade veins and anticipates grade and throughput improvements to continue in the second half of 2009.  The grade in the second quarter of 2009 increased eight percent from the first quarter of 2009, and is expected to further improve for the balance of this year. Cash costs for the second quarter were $339 per GEO, down more than seven percent from the first quarter of 2009.

Jacobina, Brazil
Second quarter production at Jacobina continued at record levels, increasing to more than 27,500 ounces of gold.  Recovery rates were approximately 92 percent in the second quarter, an increase over the first quarter, and are expected to increase to 94 percent in the second half of 2009 as leach tank capacity reaches planned levels with the addition of two tanks in the second quarter. Expected lower grade compared to the first quarter was offset by throughput and recovery increases, thereby maintaining a steady state of production quarter over quarter.

Gualcamayo, Argentina
Gualcamayo reached commercial production effective July 1, 2009. Pre-commercial production for the second quarter of 2009 was more than 24,000 ounces of gold and more than 44,800 for the first half of 2009.  Cumulative weighted average cash costs from February to June 2009 were less than $450 per ounce (which were pre-commercial and therefore capitalized). Commercial production for the remainder of 2009 is expected to be approximately 75,000 ounces of gold from the main QDD open pit deposit.

Minera Florida, Chile
Production in the second quarter of 2009 was approximately 23,000 GEO, up from approximately 14,000 GEO for the comparable period last year and approximately 19,000 GEO for the first quarter of 2009, confirming the planned ramp up in production with the completion of the expansion in the first quarter.  Cash costs for the second quarter of 2009 were $414 per GEO, down from $471 per GEO for the comparable period last year although higher than the first quarter of 2009 mainly due to the strengthening local currency.  Minera Florida has the potential to increase annual production toward a target of up to 120,000 GEO beginning in 2010 with a change in the mining method to accommodate the completed expansion and more effectively mine in narrower veins.

Fazenda Brasileiro, Brazil
Second quarter production of more than 18,400 ounces of gold was in line with Company expectations. Yamana expects production in the second half of the year to exceed production in the first half.

Overview of Financial Results

The following table presents a summary of financial and operating information for the three and six months ended June 30, 2009:

(in thousands of United States Dollars; unaudited)	Three months ended June 30, 2009		Six months ended June 30, 2009

Revenues		$269,756	514,049
Cost of sales		(120,939)	(240,524)
Depreciation, amortization and depletion		(53,370)	(102,338)
Accretion of asset retirement obligations		(572)	(1,373)

Mine operating earnings		94,875	169,814

Expenses
General and administrative		(22,991)	(38,953)
Exploration		(2,109)	(7,542)
Other		1,232	1,209

Operating earnings		71,007	124,528

Foreign exchange gain
Other business (expense) income		(29,392)	52,167
Realized gain on derivatives		8,327	31,702
Unrealized loss on derivatives		(34,117)	(81,840)

Earnings before income taxes and equity earnings		15,825	126,557

Income tax expense		(9,950)	(41,729)
Equity earnings from Minera Alumbrera		3,764	10,804

Net earnings		$9,639	95,632

Stock based compensation		$4,471	5,182
Foreign exchange loss (gain)		28,541	(50,260)
Unrealized loss (gain) on derivatives		34,117	81,840
Future income tax expense (recovery) on foreign currency translation of inter corporate debt		31,779	35,088
Adjusted earnings before income tax effect		108,547	167,482
Income tax effect of adjustments		(12,735)	(7,413)

Adjusted earnings		$95,812	160,069

Cash flow from operations (before changes in non-cash working capital items)		$117,936	195,975

Cash flow from operations (after changes in non-cash working capital items)		$121,662	188,052

Capital expenditures	$	( (127,373)	(232,167)

Cash and cash equivalents (end of period)		$94,375	170,137

Average realized gold price per ounce		$922	914
Average realized silver price per ounce		$14.03	13.31
Chapada average realized copper price per lb		$2.06	1.80

Gold sales (ounces)		197,474	391,939
Silver sales (millions of ounces)		2.4	4.8
Chapada payable copper contained in concentrate sales (millions of lbs)		34.2	66.6

Further details of the 2009 second quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and Interim Consolidated Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”.

OUTLOOK AND STRATEGY
The Company focused on its core assets, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects. The Company continues to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. It will also continue to focus on containing costs and ensuring effective management of capital expenditures.

The Company’s production plan is targeting approximately 1.1 million gold equivalent ounces in 2009, not including non-core mines under sale, an increase of 12% over 2008 and approximately 1.2 million gold equivalent ounces in 2009 including only the attributable portion of production from non-core mines under sale. The Company continues to evaluate the further expansion of its mines and development projects as follows:

	Status	Expected Initial Annual Contribution (GEO)	Expected Start-date

Mercedes	Construction decision made	120,000	Production targeted to begin late 2012
C1 Santa Luz*	Construction decision made	130,000	Production targeted to begin in mid-2012
Pilar/Caiamar	Feasibility study underway	Over 100,000	Pending
Ernesto/Pau-a-Pique	Scoping study completed	100,000	Pending
Minera Florida	Advanced plan to process historical tailings; construction decision made	40,000	Production targeted to begin in early 2012
QDD Lower West	Updated feasibility study expected fourth quarter of 2009	90,000	Pending
*In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces of gold, which would accelerate payback, and average 104,000 ounces of gold per year life of mine.

The Company continues to advance the Agua Rica project and has received the environmental license early in 2009.  The Company is now advancing efforts relating to sectoral permits which are expected within 18 months. In the context of current metal prices, the Company is continuing to advance the prospects of a strategic partnership in respect of Agua Rica.

With total cash and available credit at approximately $313 million, supplemented by robust cash flow, Yamana is well positioned financially to fund its strategic growth plans.

SECOND QUARTER CONFERENCE CALL
A conference call and audio webcast is scheduled for August 5, 2009 at 11:00 a.m. E.T. to discuss 2009 second quarter results.

Q2 Conference Call Information:

Toll Free (North America):	800-732-1073
International:	+1 416-915-5762
Participant Audio Webcast:	www.yamana.com

Q2 Conference Call REPLAY:

Toll Free Replay Call (North America):	877-289-8525, Passcode: 21310486#
Replay Call:	+1 416-640-1917, Passcode: 21310486#

The conference call replay will be available from 1:00 p.m. ET on August 5, 2009 until 11:59 p.m. EST on August 19, 2009

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Central America. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES
The Company believes that in addition to conventional measures prepared in accordance with Canadian GAAP, the Company and certain investors and analysts use certain other non-GAAP financial measures to evaluate the Company’s performance including its ability to generate cash flow and profits from its operations. The Company has included certain non-GAAP measures including “cash cost per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” and “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has also provided a reconciliation of cost of sales to co-product cash costs and adjusted earnings to net earnings in the Company’s Management’s Discussion and Analysis for the quarter ended June 30, 2009. For additional disclosure on the cautionary note regarding Non-GAAP measures, reference should be made to Section 6 of the Company’s Management’s Discussion and Analysis for the quarter ended June 30, 2009 available at www.sedar.com or on the Company’s website at www.yamana.com.